UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

              Freshstart Venture Capital Corp.
              ----------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
               ----------------------------
               (Title of Class of Securities)

                      358042-10-9
                      -----------
                      (CUSIP NUMBER)


 Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8

                         SCHEDULE 13G

CUSIP NO.358042-10-9                       Page    2     of      4       Pages
         ---------                           ---------    -------------

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Neil Greenbaum
        ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)
                                                        (B)

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A

NUMBER OF        5. SOLE VOTING POWER
SHARES                  125,408
BENEFICIALLY
OWNED BY         6. SHARED VOTING POWER
EACH                     10,000
REPORTING
PERSON           7. SOLE DISPOSITIVE POWER
WITH                    125,408

                 8.  SHARED DISPOSITIVE POWER
                         10,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         135,408

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                            X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          6.2%

12.  TYPE OF REPORTING PERSON*
                           IN

                SCHEDULE 13G - Neil Greenbaum

CUSIP NO. 358042109                            Page  3   OF  4     Pages
          ---------                                 -----   -------

Item 1(a) Name of Issuer.
         --------------------
         Freshstart Venture Capital Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:
         _______________________________________________
          313 West 53rd Street
          New York, New York  10019

Item 2(a) Name of Person Filing
         ------------------------
           Neil Greenbaum

Item 2(b) Address of Principal Business Office, or, if none,
          Residence
          __________________________________________________
           29 Flamingo Road North
           East Hills, New York 11576

Item 2(c) Citizenship:
          ___________
          U.S.A.

Item 2(d) Title of Class of Securities:
          _____________________________
          Common Stock, $.01 par value

Item 2(e) CUSIP Number:
          ____________
          358042109

Item 3.    Not Applicable


CUSIP No. 358042109                         Page 4   of   4    Pages
          __________                            ___       ___

Item 4. Owners:
        ---------
        (a) Amount Beneficially Owned:

            Mr. Greenbaum owns 125,408 shares directly. He also beneficially owns 5,400 shares held by his children, Cory, Keith and Max Greenbaum. He disclaims beneficial ownership of 30,200 shares held by his wife and 20,440 shares held by his mother and children as joints tenants. Includes 10,000 shares held by Pearland Defined Benefit Plan of which Mr. Greenbaum is an administrator.

        (b) Percent of Class:
             6.2%

        (c) Number of Shares as to Which Such Person Has:
            (i) sole power to vote or to direct the vote -
                125,408  shares
            (ii) shared power to vote or to direct the vote -
                10,000  shares
            (iii) sole power to dispose or to direct the
                 disposition of - 125,408 shares
            (iv) shared power to dispose or to direct the
                 disposition of - 10,000 shares

Item 5.  Not Applicable

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                           SIGNATURES

     After reasonable inquiry and to the best of any knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 1997
-----------------------
(Date)

NEIL GREENBAUM
-----------------------
(Signature)

NEIL GREENBUAM
-----------------------
(Name/Title)

                        Page 4 of 4 Pages